December 7, 2012

VIA EDGAR
Kate Beukenkamp
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AmpliTech Group Inc.
Registration Statement on Form S-1
Filed August 13, 2012
File No. 333-183291

Dear Ms. Beukenkamp:

We hereby submit the responses of AmpliTech Group Inc., (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated September 7, 2012, to Fawad Maqbool, Chief Executive Officer of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on August 13, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in the Amendment No.1 to Form S-1 (the “Amendment No.1”), filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.
We note that you are registering all of the shares held by your public shareholders for resale and that these shares were sold to the selling shareholders in the last few months.  As a result, it appears that your offering is an indirect primary offering by the company through the selling shareholders.  Identify the selling shareholders as underwriters and fix the offering price for their shares for the duration of the offering.

Response: We have significantly reduced the number of shares of common stock of the Company that we are registering.  We have revised the Form S-1 to only register 4,586,958 shares of common stock of the Company which represents 2,461,958 shares of common stock issued and outstanding held by the selling shareholders and 2,125,000 shares of common stock issuable upon conversion of the convertible notes issued to the selling shareholders. The reduced number of shares of common stock being registered represents 22.93% of the outstanding shares of common stock of the Company on a fully diluted basis.

Although we understand the Commission’s general position with respect to registering large percentages of issuer’s shares compared to the number of shares held by non-affiliates (over 33% of the number of non-affiliate shares), we believe that our given set of circumstances is extraordinary enough to permit the registration of additional shares in a secondary offering pursuant to Rule 415.

The majority selling shareholders purchased the company’s securities for investment purpose and have hold the securities for nearly six months.

The selling shareholders are primarily investors that purchased securities in a note offering by the subsidiary AmpliTech, Inc. in May 2012 (such notes were subsequently exchanged for notes issued by the Company when noteholders agreed to continue their investment in AmpliTech’s business through the Company) and a common stock offering in July 2012. The selling shareholders from both note offering and common stock offerings have held their investment in the Company for nearly six months. From the time the purchase of securities, such selling shareholders bore the market risk for the securities and continue to bear the risk of their investment.  The Company will not receive any benefit from the sale of the securities.

The investment risk is solely placed on such selling shareholders and they bear the entire market risk.

In addition, the Company issued the convertible notes and common stock in the prior private offerings. The conversion price for the convertible notes is fixed and not tied to a percentage discount to the market price of the underlying common stock. Both offerings are completed and not resettable. The investment risk is solely placed on such selling shareholders and they bear the entire market risk of recovering their investment through the sale of their securities.

The majority selling shareholders are not affiliated with the Company or each other.

Finally, we have a total of 57 selling shareholders, and other than Scott R. Chichester, Larry Adams, Fawad Maqbool, Louisa Sanfratello, and David Behanna none of the selling shareholders has held a position as an officer or director of the Company, nor has any material relationship of any kind with us or any of our affiliates. The selling shareholders are not likely to act as conduit for the Company in the offering covered by this prospectus.

Looking at the above circumstances as a whole, the foregoing selling shareholders have purchased the shares for their own account, they bear all the risk in the resale of these securities, and they are not acting as a conduit for the Company. The Commission should not view this offering as an indirect primary offering. This offering is a secondary offering, and the Company should be permitted to register the shares as indicated in the prospectus.

Prospectus Summary, page 5

Business Overview, page 5

2.	Please revise this section to elaborate on your business including discussion of products and services offered.

Response: We have revised this section on page 5 to elaborate on our business including discussion of products and services offered.

Recent Development, page 5

Acquisition of Amplitech, Inc., page 5

3.
We note that prior to the acquisition and assuming of AmpliTech operations as of the Securities Exchange Agreement on August 13, 2012, you were a shell company as defined in Rule 12b-2 of the Exchange Act.  However, we note that you did not file a Form 8-K to report this transaction.  Please file a Form 8-K incorporating by reference the disclosure found in this Form S-1.

Response: We will file a Form 8-K incorporating by reference the disclosure found in this Form S-1.

Risk Factors, page 6

General

4.
We note that here and elsewhere in your disclosure you provide a cross-reference to your Risk Factors section beginning on page 3.  However, it appears this section begins on page 7.  Please revise and update as necessary throughout the comment process.

Response: We have revised and updated as necessary to correctly provide cross-reference to our Ricks Factor section.

We may not be able to adequately protect our intellectual property, page 11

5.	Please discuss why you have not registered patents, copyright, trademarks or trade secrets to protect your intellectual property.

Response: We have included discussion on page 11 why we have not registered patents, copyrights, trademarks or trade secrets to protect our intellectual property.

Selling Shareholders, page 20

6.
Please revise this section to include updated disclosure and discussion of your new management, executive officers and directors.  We note that paragraph four of this section discusses your prior management; however the selling shareholder table includes your new management including Mr. Fawad Maqbool your CEO.  Please identify any other selling shareholders that may have a material relationship with you or any of your affiliates.

Response: We have revised this section on page 6 to include updated disclosure and discussion of our new management, executive officers and directors and identified other selling shareholders that may have a material relationship with us or our affiliates.

Marketing, page 33

Website, page 33

7.	Please revise to disclose the address of your website. We note your disclosure on page 34.

Response: We have revised to disclose the address of our website on page 34.

Management’s Discussion and Analysis…, page 35

General

8.	Disclose in the forefront of this section that your auditors have issued a going concern opinion.

Response: We have disclosed in the forefront of this section on page 36 that our auditors have issued a going concern opinion.

Results of Operations, page 36

9.	Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.

a. Provide a more detailed discussion of the components of revenue changes for all periods presented. For example, during 2011 please expand what you mean when you state that revenues decreased as a result of “increasing cash flow constraints and the inability to buy parts to fulfill sales.”

b. For the first quarter 2012, discuss what you mean that the increase in sales was related “to more efficient production department.”

c. Generally, discuss whether the increase or decrease in revenues (or gross margin) relate to sales of any product lines (such as Low Noise Amplifiers or Medium Power Amplifiers) by quantifying the increase or decrease and indicating the relevant weight of volume or price or particular model in the product line to the overall increase or decrease.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Response:  We have expanded/revised our discussion under results of operations for all periods to provide a more robust/clear explanation for the changes in line items within the statements of income.

10.	During 2010, we also note that you recognized a material amount of other income, please explain the nature and circumstances of other income

Response: We have included explanation on page 38, 39 and 40 of the nature of and circumstances of other income for all periods presented.

Revenues, page 36

11.	We note that you secured a line-of-credit to finance accounts receivable and material purchase orders. Please file this agreement as an exhibit referring to Item 601 of Regulation S-K.

Response: We have filed the Master Factoring Agreement and its amendments as Exhibit 10.1, 10.2, 10.3 and 10.4.

Financing Activities, page 38

12.	Similarly, we note you entered into a Master Factoring Agreement with a private lender. Please file this agreement as an exhibit.

Response: The Master Factoring Agreement was the agreement referred in Question 11. We have filed the Master Factoring Agreement and its amendments as Exhibit 10.1, 10.2, 10.3 and 10.4.

Liquidity and Capital Resources

Factor Financing, page 38

13.
Please clarify your disclosure regarding the Master Factoring Agreement, so that the nature and purpose of the financing agreement is wholly transparent to readers, and advise us.  For example, you should disclose why you needed to enter into a factoring agreement and how it differs from other forms of debt.

Response: We have clarified our disclosure on page 41 regarding the Master Factoring Agreement with respect to the nature and purpose of the financing agreement.

Financial Statements

14.
It appears that the August 13, 2012 transaction between Bayview Acquisition Corp. and Amplitech, Inc. was a recapitalization in the form of a reverse merger. Disclose that a reverse acquisition occurs when the shareholders of a company that is being legally acquired obtain a majority of the shares of the newly combined entity, which is what occurred when the company exchanged 16,675,000 shares of its common stock for the membership interests of Amplitech, Inc. on August 13, 2012. Also, clarify your disclosure so that the nature and terms of the transaction is transparent to readers, and explain how you recorded the reverse merger in your financial statements. Clarify, if true, that Bayview Acquisition Corp was a shell corporation with no assets or liabilities, and advise us.

Response: The disclosure has been updated in the “Business Combination” footnote included in the financial statements for the six months ended June 30, 2012.

Bayview Acquisition Corp was not a shell corporation, as defined, and did have assets and liabilities as per their Form 10-Q filed for the six months ended June 30, 2012.

15.
In regards to your accounting for the reverse merger, the August 13, 2012 transaction should have been reported as a recapitalization of Amplitech, Inc., for period priors to the merger, i.e. for the years ended December 31, 2011 and 2010.  As a result, you should retroactively restate the equity section of the balance sheets, the statement of stockholder’s equity, and earnings per share of Amplitech, Inc., for all periods to reflect the number of shares issued in the recapitalization transaction (reverse merger), similar to a stock split.  This will also require adjustments to the common stock and APIC amounts to reflect the par value of the post-recapitalization shares.  In addition, in the period that the recapitalization occurred, it would be necessary for you to reflect in the financial statements the number of shares previously outstanding of Bayview Acquisition Corp., the non-controlling interest, as being issued in exchange for the net assets/net liabilities of Bayview Acquisition Corp.  Please revise your financial statements, including your earnings per share calculations, accordingly and advise us. See ASC Topic 805-40.

Response: The financial statements for the years ended December 31, 2011 and 2010 have been revised retroactively for the recapitalization as requested. We will reflect in the financial statements the number of shares previously outstanding of Bayview Acquisition Corp., the non-controlling interest, as being issued in exchange for the net assets/net liabilities of Bayview Acquisition Corp. in the 10-Q to be filed for the quarter ended September 30,2012.

(1)	Basis of Presentation and Summary of Significant Accounting Policies, page F-7

16.	Please provide revenue recognition policies. Note that when describing your revenue recognition policies; please avoid using boilerplate language as found in SAB No. 104.

For example, disclose whether you recognize revenue immediately as an outright sale, such as FOB shipping point, or whether you recognize revenue over the life of a contract as products are outfitted and installed.  Tell us and disclose whether these product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity.  Please provide the relevant accounting literature in your response.

Response: The revenue recognition policy has been added to the Summary of Significant Accounting Policies. These product sales do not include maintenance or service contracts

17.	We note sales are recognized on a net basis. Please tell us, and if material, disclose how and when sales refunds and returns are recognized.

Response: There were no sales refunds. There were sales discounts and allowances of approximately $6,000 for both 2010 and 2011 and, as such, are deemed to be immaterial. The reference to a net basis has been removed from the statements of income for all periods presented.

(2)	Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

18.
With a view towards comprehensive footnote disclosure, please explain the nature of the customer deposits and specifically tell us if the deposits include agreements that legally restrict your ability to freely withdrawal or make use the deposited cash.  If so, it appears you should report restricted cash as a separate line-item on your balance sheet in accordance with 5.02.1 of Regulation S-X.  It would also be necessary for you to revise your statement of cash flows.  Please revise or advise us.

Response: The customer deposits are substantially related to international sales orders. There is no agreement with any customer that legally restricts our ability to freely withdrawal or make use the deposited cash.

Interim Consolidated Financial Statements

19.
Please provide updated interim financial statements for the periods ending June 30, 2012 and for the corresponding period in the prior fiscal year.  We refer you to the financial statement updating guidance in Rule 3-12 of Regulation S-X and Rule 8-03 of Regulation S-X.

Response: We have provided updated interim financial statements for the periods ending September 30, 2012 and for the corresponding period in the prior fiscal year.

Accountants’ Consent

20.	Please provide a currently dated and signed consent from your independent public accountant in your next filing.

Response: We have provided a currently dated and signed consent from our independent public accountant as Exhibit 23.1 to this prospectus.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fawad Maqbool
Fawad Maqbool
President and Chief Executive Officer